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Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Income (loss) from continuing operations before income taxes and cumulative effect of changes in accounting principles	$298	$1,051	$620	$517	$(765)	$(1,706)
Add: estimated fixed charges	290	1,180	1,253	1,327	1,653	1,678
Add: estimated amortization of capitalized interest	3	15	12	12	14	13
Less: interest capitalized	(3)	(21)	(16)	(14)	(13)	(12)

Total earnings available for fixed charges	$588	$2,225	$1,869	$1,842	$889	$(27)

Estimate of interest factor on rentals	$27	$90	$98	$104	$152	$135
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	260	1,069	1,139	1,209	1,488	1,531
Interest capitalized	3	21	16	14	13	12

Total fixed charges	$290	$1,180	$1,253	$1,327	$1,653	$1,678

Ratio of earnings to fixed charges	2.0	1.9	1.5	1.4	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$—	$764	$1,705

nm—Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)
Interest expense includes only interest related to long-term borrowings and capital lease obligations.

(2)
We have reclassified certain prior year amounts to conform to the current quarter presentation.

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  Exhibit 12
QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)